UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 2, 2025
Date: June 2, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Hendra Priatna ---------------------------------------------------- (Signature) Hendra Priatna Acting VP Investor Relations

Number	:	Tel.58/UM 000/COP-K0F00000/2025

Jakarta,	June 2, 2025

To.

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4 Jakarta 10710

Re	:	Revision of Diclosure of The Information of Changes in the Management of the Company PT Telkom Indonesia (Persero) Tbk.

Dear Sir/Madam,

In compliance with Article 2 Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 concerning Disclosure of The Information or Material Facts by The Issuer or Public Company jo. Article 52 of Financial Services Authority Regulation No. 45 of 2024 concerning Development and Strengthening of Issuers and Public Companies. we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Telephone	:	(+6221) 5215109
E-Mail	:	investor@telkom.co.id

1.	Information or Material Facts	Revision of Diclosure of The Information of Changes in the Management of the Company PT Telkom Indonesia (Persero) Tbk
2.	Date	27 May 2025
3.	Description	The Composition of Board of Directors and Board of Commissioners of PT Telkom Indonesia (Persero) Tbk as previously disclosed in our Disclosure of Information on May 27, 2025 are:
		President Director	Dian Siswarini
		Vice President Director	Muhammad Awaluddin
		Director of Finance & Risk Management	Arthur Angelo Syailendra
		Director of Enterprise & Business Service	Veranita Yosephine
		Director of Network	Nanang Hendarno
		Director of Human Capital Management	Henry Christiadi
		Director of Strategic Business Development & Portfolio	Seno Soemadji
		Director of Wholesale dan International Service	Honesti Basyir
		Director of IT Digital	Faizal Rochmad Djoemadi
		President Commissioner	Angga Raka Prabowo
		Independent Commissioner	Yohanes Surya

		Commissioner	Ismail
		Independent Commissioner	Rizal Mallarangeng
		Commissioner	Silmy Karim
		Commissioner	Ossy Dermawan
		Independent Commissioner	Deswandhy Agusman
		Commissioner	Rionald Silaban

New Composition of Board of Directors and Board of Commissioners of PT Telkom Indonesia (Persero) Tbk:
		President Director	Dian Siswarini
		Vice President Director	Muhammad Awaluddin
		Director of Finance & Risk Management	Arthur Angelo Syailendra
		Director of Enterprise & Business Service	Veranita Yosephine
		Director of Network	Nanang Hendarno
		Director of Human Capital Management	Henry Christiadi
		Director of Strategic Business Development & Portfolio	Seno Soemadji
		Director of Wholesale dan International Service	Honesti Basyir
		Director of IT Digital	Faizal Rochmad Djoemadi
		President Commissioner	Angga Raka Prabowo
		Independent Commissioner	Yohanes Surya
		Commissioner	Ismail
		Commissioner	Rizal Mallarangeng
		Commissioner	Silmy Karim
		Commissioner	Ossy Dermawan
		Independent Commissioner	Deswandhy Agusman
		Commissioner	Rionald Silaban
4.	The Impact of the Events	The Management of the Company has changed to the new one.
5	Others	The Telkom AGMS Financial Year 2024’s Resolution regarding Changes in the Management of PT Telkom Indonesia (Persero) Tbk is valid starting from May, 27, 2025.

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Hendra Priatna

Hendra Priatna

Acting VP Investor Relations